EXHIBIT 99.1

Cellectis to Report Third Quarter Financial Results on November 12, 2026

NEW YORK, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a genome engineering company developing genetic medicines for diseases that today demand a lifetime of treatment, will report financial results for the third quarter 2026 ending September 30, 2026 on Thursday, November 12, 2026 after the close of the U.S. market.

The publication will be followed by an investor conference call and webcast on Friday, November 13, 2026, at 8:00 a.m. ET / 2:00 p.m. CET. The call will include the Company’s third quarter 2026 results and an update on business activities. Details for the call are as follows:

Dial in information:
Toll Free US & Canada: +1-833-354-6854
US/International Toll: +1-785-838-9343
Conference ID: CLLSQ3
Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1780016&tp_key=925efa50d7

About Cellectis

Cellectis is a genome engineering company developing genetic medicines for diseases that today demand a lifetime of treatment. Leveraging decades of expertise in programmable DNA-binding proteins, the Company has built a differentiated genome engineering platform spanning gene editing, base editing, epigenetic editing and transcriptional regulation. By delivering the genomic intervention each disease requires, Cellectis is advancing a new generation of genetic medicines designed to move beyond disease management and toward lasting therapeutic impact.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit  www.cellectis.com  and follow Cellectis on  LinkedIn  and  X.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  Q3 2026 announcement PR_ENGLISH.pdf (https://ml.globenewswire.com/Resource/Download/0b14096f-beec-4196-95d8-43124085acf4)